
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 7, 2009
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2009, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2009 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibit(s):
      Exhibit 99.1: Press release of MGE Energy, Inc., issued May 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: May 7, 2009   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated May 7, 2009

Exhibit 99.1: Press release of MGE Energy, Inc., issued May 7, 2009.

EXHIBIT 99.1

News

MGE Energy Reports First-Quarter Earnings

Madison, Wis., May 7, 2009—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended March 31, 2009, of $15.0 million or 65 cents per share, compared to $13.8 million or 63 cents per share for the same period in the prior year.

Earnings from the gas utility increased $1.2 million compared to the first quarter of 2008. In 2008, first-quarter earnings were lower due to a payment on a weather hedge. During the first quarter of 2009, the company experienced lower retail sales volumes of 2.6% due to milder weather compared to the same period in the prior year. This was offset by a benefit from the company's gas cost incentive mechanism.

Increased earnings from gas operations were partially offset by lower electric sales during the first quarter of 2009. A 2.8% decrease in electric revenue is due to lower customer demand and lower sales for resale.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 137,000 customers in Dane County, Wis., and purchases and distributes natural gas to 141,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.


MGE Energy, Inc.
(In thousands, except per-share amounts)
(Unaudited)


Three Months Ended March 31,	2009	2008
Operating revenue	$181,144	$189,996
Operating income	$24,336	$24,308
Net income	$14,952	$13,837
Earnings per share (basic and diluted)	$0.65	$0.63
Weighted average shares outstanding (basic and diluted)	22,956	21,989

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907
skraus@mge.com